Exhibit (a)(16)

Equity Offer to Amend

Offer to Amend This presentation is a summary only, and the information in this summary is not complete. These slides have been prepared by the Company to assist you in understanding the Offer to Amend. You should read carefully the entire Offer to Amend and the election form together with its associated instructions. The Offer to Amend equity awards is made subject to the terms and conditions of the Offer to Amend and the election form as they may be amended. Additional important information is contained in the Offer to Amend and the other offer documents.

Offer to Amend Voluntary opportunity to amend performance equity awarded in 2005, 2006, 2007 and 2008 Only affects 2009 and 2010 performance years Only includes performance equity - options or RSUs Not time-based equity Not continuation/rollover options Only for eligible employees An employee on expiration date of offer No notice of termination of employment

Offer to Amend How performance equity works 5 or 6 year performance period Annual EBITA performance targets Vesting occurs between 95% and 106.25% of the target Background to the Offer to Amend

Offer to Amend Reduced EBITA targets: for 2009 and 2010 EBITA targets will be reduced to equal SunGard's enterprise-wide EBITA budget Approximately 25% reduction in the 2009 target 2010 target will be established by the Board in early 2010 Reduced amounts earned at the amended targets: fewer performance options or RSUs can be earned at the reduced target. Original amounts may be earned at the original targets: if the original target is achieved or exceeded, as under the current plan additional options or RSUs may be earned. Extended vesting: for equity earned in 2009 and 2010, vesting will be extended an additional 36 months Acceleration of vesting will occur in certain limited circumstances: if an employee is terminated without cause if there is a Change in Control

Offer to Amend RSUs distribution dates for RSUs vesting after December 21, 2008 will be amended Currently distribution occurs at the earliest of: Termination of employment A change in control 5 years from date of grant Amendment: (1) and (2) remain the same but (3) will be extended. Distribution will occur 10 years from the date of grant

(not drawn to scale) Aggregate Annual Vesting Original Target EBITA vs. New Target EBITA Offer to Amend

Offer to Amend Example for 2009 vesting: Assume that you hold an option for 2,000 units. Under current terms (prior to any amendment): If EBITA achieved for 2009 is between 95% and 106.25% of the original target, the number of units earned is determined by interpolation at the linear rate of 1/67.5 of the units per one percentage point of EBITA achieved. If the EBITA achieved in 2009 were 100% of the original target, you would earn 148.1 units (1/67.5 x 5 EBITA percentage points x 2,000). The vesting of these 148.1 units would all occur on December 31, 2009.

Offer to Amend Example for 2009 vesting: Assume that you hold an option for 2,000 units. Under amended terms (option is amended pursuant to the offer): If EBITA achieved is 100% of the amended target, 106.7 units would be earned: (1/67.5 x 0.72 x 5 EBITA percentage points x 2,000) = 106.7 The vesting of these 106.7 units would occur as follows: 25% (26.7) on December 31, 2009, and 75% (80.0) in equal monthly installments over the following 36 months. If EBITA achieved is 106.25% of the amended target, 148.1 units would be earned: (1/67.5 x 0.72 x 5 EBITA percentage points x 2,000) = 106.7 units, PLUS (1/67.5 x 0.224 x 6.25 EBITA percentage points x 2,000) = 41.4 units The vesting of these 148.1 units would occur as follows: 25% (37.1) on December 31, 2009, and 75% (111.3) in equal monthly installments over the following 36 months.

Offer to Amend You must be an employee at the end of the Tender Offer period You must elect to amend your performance equity. Your performance equity awards eligible for tender are listed in your election form. You must amend all or none of your performance equity We have provided you with summary tax information but you should speak to your own tax advisor

Offer to Amend Next Steps: By 5:00 pm ET on September 14, 2009 Complete and sign your election form and return by fax or email Fax: (610) 964-4361 E-mail: equity@sungard.com

Offer to Amend Questions